EXHIBIT 99.1

 Gentor Resources Inc.

PRESS RELEASE

Gentor Resources identifies extensive copper-bearing gossans and volcanogenic massive sulphides at the Karaburun Project in Northern
Turkey

Gentor has outlined a 2.5 kilometre long volcanogenic massive sulphide (VMS) gossan in Mesozoic ophiolitic rocks in the Kastamonu-Sinop District of the Central Pontide Region in northern Turkey, known for its polymetallic VMS deposits including the operating Kure Copper Mine.

Toronto, Canada – December 18, 2013 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT”) has outlined a significant metasediment-hosted VMS system in forested terrain near Karaburun about 17 kilometres north-west of Boyabat in the Sinop District of the Central Pontide Region in northern Turkey (Figure 1).  The Karaburun gossans lie in the same stratigraphy as the long-life Kure Copper Mine and a newly discovered large copper resource at Honanu owned by Asya Mining, which lies 20 kilometres to the north-west.

Figure 1- Infrastructure and Copper Mines in Central Pontide Region

The discovery was made during systematic regional mapping initiated by Gentor along strike and in the same Bekirli Formation rocks as the Kure Mine and Honanu VMS deposits.  The VMS gossan lies in and adjacent to one of Gentor’s joint venture properties (see the Company’s press release dated October 7, 2013).

President and CEO of Gentor, Dr. Peter Ruxton, said, “We are very excited about the discovery of the Karaburun VMS gossans - their size and thickness suggests potential for a significant VMS deposit along strike from the operating Kure Copper Mine and recently drilled Honanu copper deposit.  Having secured the down-dip extent of the surface gossan, Gentor is keen to drill Karaburun as soon as possible after the winter snows thaw in April-May 2014.”

Karaburun Gossan
The gossans extend east-west over a strike length of 2.5 kilometres within a dominant greenschist volcaniclastic sequence over a stratigraphic thickness of at least 200 metres.  While most of the gossans crop out in an area adjacent to the Gentor joint venture ground (see Figure 2 below, which shows Gossans No 1 & 2 on the Gentor joint venture ground), they all lie within 150 metres of the Gentor joint venture ground boundary and, importantly, dip 20 to 35 degrees to the south into the Gentor joint venture ground.

The Main part of the system exhibits heavily leached ironstone gossan up to 75 metres thick over a strike length of 600 metres and includes exposed massive sulphides and siliceous pyritic volcaniclastics over 300 metres at creek level in rugged terrain.  Minor ancient workings for ironstone have exposed copper silicates in pyritic massive sulphides within the Main Zone.
Figure 2- Rock chip copper values (>1,000 ppm copper results highlighted)

Initial rock geochemical results at Karaburun have defined extensive Cu-Zn-Ag-Au and Co anomalism coincident with stacked stratigraphic mineralised gossan horizons dipping gently south into and within Gentor’s joint venture tenement (as shown in Figure 2).  Rock chip results from predominately highly weathered gossan material yield up to 0.5% copper and up to 1.6g/t gold.  These analyses were completed using XRF techniques at ALS Laboratories in Ankara, Turkey and applying normal laboratory verification procedures.

Summary
Given the impressive size of the exposed system and its multiple stratabound lenticular nature - that is characteristic of Besshi style deposits worldwide - Gentor believes that the Karaburun VMS represents a significantly mineralised system.

An initial 2,100 metre diamond drilling program is planned for the first half of 2014, following the current winter season and after forestry permit approvals, and subject to funding.

Gentor has established good working relations with its Turkish partners to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun.  Gentor believes that it is likely that further mineralised positions will be found in this previously poorly-explored Ophiolite melange terrain in the Kastamonu Region.

Qualified Person

The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.
In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.